

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2008

Mr. Robert Landau
Acting Chief Financial Officer
Pacific Gold Corp.
465 South Meadows Parkway #20
Reno, NV 89521

> **Re: Pacific Gold Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 26, 2007**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed January 9, 2008**
> **Form 10-QSB for the Quarter Ended September 30, 2007**
> **Filed November 19, 2007**
> **Form 10-QSB/A for the Quarter Ended September 30, 2007**
> **Filed January 9, 2008**
> **Response letter dated January 4, 2008**
> **File No. 0-32629**

Dear Mr. Landau:

　　We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

General

1.   In your next response letter to us, please provide the representations requested at the end of our comment letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-3

2.   We note your response to comment one, in which you revised the financial
        statement line item to state "Production Costs (exclusive of depreciation shown
        below)". However, the guidance in SAB Topic 11:B also explains that reporting
        a figure of income before depreciation, places undue emphasis on cash flow, and
        thus should not be presented. Labeling your 'Production Cost' line item as
        exclusive of depreciation does not eliminate this part of the guidance. As such,
        please revise your document to remove the measure of gross profit, or include the
        amount of depreciation within the 'Production Cost' line item. This comment is
        also applicable for your Form 10-QSB/A for the quarter ended September 30,
        2007, filed January 9, 2008.

Consolidated Statements of Cash Flows, page F-5

3.   In response to prior comment two, you appear to have revised your Statements of
        Cash Flows in the amended documents, to present 'Cash and Restricted Cash'.
        As previously noted, SFAS 95 requires the amount of cash and cash equivalents
        presented in the statement of cash flows agree to the similarly titled line items in
        the balance sheet. There is no provision in SFAS 95 for reconciling to cash and
        restricted cash. As such, please revise your statements of cash flows to reconcile
        to the amounts of cash and cash equivalents presented in the balance sheet. This
        comment is also applicable for your Form 10-QSB/A for the quarter ended
        September 30, 2007, filed January 9, 2008.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief